Room 4561
				January 31, 2006



David Reichman
Chief Executive Officer
Tree Top Industries, Inc.
666 Fifth Avenue Suite 300
New York, NY 10103

RE:	Tree Top Industries, Inc.
	Form 10-KSB for fiscal year ended December 31, 2004
      Filed May 13, 2005

Dear Mr. Reichman:

      We have reviewed your response letter dated January 25, 2006 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


General
1. As requested on page 3 of our letter to you dated May 19, 2005, please provide, in writing, a statement from the company acknowledging that:
* The company is responsible for the adequacy and accuracy of the disclosure in the filing;
* Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for the Year Ended December 31, 2004

Item 7. Financial Statements

Report of Independent Registered Public Accounting Firm, page 15

2. We have read your response to prior comment number 2 and were unable to locate the required audit report pertaining to the 2003 financial statements in your amended Form 10-KSB filed on January 20,
2006.  Please amend your filing to include this report and updated
Section 302 certifications.
3. We note that your financial statements have been restated. Please explain to us how you concluded that an Item 4.02 8-K was not required in connection with this restatement.
Item 8A. Controls and Procedures, page 33

4. We have read your response to prior comment numbers 4 and 5 and note that you have removed all disclosures required under Items 307 and 308(c) of Regulation S-B. Please note that, although you are not yet subject to Items 308(a) and (b), you are subject to the disclosure requirements of Items 307 and 308(c). Please revise your amended filings to provide the required disclosures.





      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	You may contact Mark Kronforst at (202) 551-3451, Marc Thomas at
(202) 551-3452 or me at (202) 551-3489 if you have questions regarding these comments.

Very truly yours,



      Brad Skinner
							Accounting Branch Chief
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Tree Top Industries, Inc.
January 31, 2006
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